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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . . . . . . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
ForPeriod Ended: March 27, 2009
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

 Silicon Graphics, Inc.

Full Name of Registrant

 N/A

Former Name if Applicable

 1140 East Arques Avenue

Address of Principal Executive Office (Street and Number)

 Sunnyvale, California 94085-4602

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On March 31, 2009, Registrant entered into an Asset Purchase Agreement with Rackable Systems, Inc., under which Rackable agreed to purchase substantially all the operating assets of the Registrant.  On April 1, 2009, Registrant and certain of its subsidiaries filed voluntary Chapter 11 petitions in the United States Bankruptcy Court for the Southern District of New York (the “Court”), Case Number 09-11701.  On April 30, 2009, the Court approved the Asset Purchase Agreement, as amended, and the transaction closed on May 8, 2009.  The net proceeds of this transaction will be distributed for the benefit of the secured creditors of the Registrant.  As previously announced, Registrant’s stockholders will not receive any proceeds in respect of this sale, nor are they expected to receive proceeds from any other transactions completed in the course of Registrant’s Chapter 11 proceedings.

On April 23, 2009, Registrant submitted a no-action letter to the staff of the Commission requesting relief that would permit it to terminate its registration and reporting requirements under the Securities Exchange Act of 1934.  The request was based on the limited number of holders of its stock, the fact that Registrant had not issued any stock during the year other than in connection with the vesting of restricted stock units previously granted under employee equity incentive arrangements, the financial burden Registrant would incur to continue to prepare such reports, and the minimal benefit that ongoing reporting would provide to stockholders who would not receive any proceeds in respect of the Rackable transaction or otherwise.  Registrant believed in good faith that its request for relief would be granted.  On May 6, 2009, the staff informed Registrant that it would not grant the requested relief.

Registrant has not prepared financial statements for the quarter ended March 27, 2009 or otherwise assembled the information required to prepare its Quarterly Report on Form 10-Q for the quarter ended March 27, 2009, which was due on May 11, 2009.  As a result of the closing of the Asset Purchase Agreement, the former management team and virtually all of the finance organization of the Registrant are no longer employed at the Registrant, and the Registrant’s overall staffing has been reduced to a skeleton group that is headed by a new chief restructuring officer tasked with overseeing the completion of the bankruptcy proceeding.  As a result, Registrant will not be able without unreasonable effort and expense to file its Form 10-Q.  Registrant will continue to file on Form 8-K the monthly operating reports that are filed with the Court.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
Barry Weinert	(408)	524-1980
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reasonable estimates of the results cannot be made for the reasons described above.

                                                         Silicon Graphics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2009	By	/s/ Barry Weinert

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

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1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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